UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

AMENDMENT NO. 1 *

Jesup & Lamont, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

291658 10 2

(CUSIP Number)

September 3, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒     Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on the following pages)

Page 1 of 9 pages

CUSIP No.	291658 10 2	Page 2 of 9

1.	NAME OF REPORTING PERSONS

Paul Harold Brown

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,055,775*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,055,775*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,055,775*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.41%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	291658 10 2	Page 3 of 9

1.	NAME OF REPORTING PERSONS

Sofisco Nominees Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevis Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

574,416

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

574,416

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

574,416

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[_]

10.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.83%

11.	TYPE OF REPORTING PERSON

OO

CUSIP No.	291658 10 2	Page 4 of 9

1.	NAME OF REPORTING PERSONS

Impala Nominees Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Turks and Caicos Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,481,360

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,481,360

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,481,360

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.89%

12.	TYPE OF REPORTING PERSON

OO

CUSIP No.	291658 10 2	Page 5 of 9

* This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). See Item 2a. Mr. Paul Brown is Director of Sofisco Nominees Limited and of Impala Nominees Limited and may be deemed to indirectly beneficially own the shares of common stock, par value $0.01 per share, of Jesup & Lamont, Inc. (“Common Stock”) directly beneficially owned by Sofisco Nominees Limited and Impala Nominees Limited.

ITEM 1(a).	NAME OF ISSUER:

Jesup & Lamont, Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2170 West State Road 434

Suite 100

Longwood, Florida 32779

ITEM 2(a).	NAME OF PERSON FILING:

This Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: Paul Harold Brown, Sofisco Nominees Limited and Impala Nominees Limited (collectively, the “Reporting Persons”). Paul Harold Brown is the Director of Sofisco Nominees Limited and Impala Nominees Limited.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business office of Paul Brown is: c/o Alliance Investments SAM, Le Panorama AB, 57 Rue Grimaldi, Monaco, Monte Carlo MC 98000.

The principal business office of Sofisco Nominees Limited and Impala Nominees Limited is: c/o Alliance Investments SAM, Le Panorama AB, 57 Rue Grimaldi, Monaco, Monte Carlo MC 98000.

ITEM 2(c).	CITIZENSHIP:

Paul Harold Brown is a citizen of the United Kingdom. Sofisco Nominees Limited is a Limited Liability Company organized in the Nevis Islands. Impala Nominees Limited is a Limited Liability Company organized in the Turks and Caicos Islands .

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $.01 par value per share (the “Common Stock”)

ITEM 2(e).	CUSIP NUMBER:

291658 10 2

CUSIP No.	291658 10 2	Page 6 of 9

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing, Paul Brown may be deemed to be the indirect beneficial owner of 3,055,775 shares of Common Stock.

As of the date of this filing, Sofisco Nominees Limited may be deemed to be the beneficial owner of 574,416 shares of Common Stock.

As of the date of this filing, Impala Nominees Limited may be deemed to be the beneficial owner of 2,481,360 shares of Common Stock.

(b)	Percent of class:

Sofisco Nominees Limited’s beneficial ownership of 574,416 shares of Common Stock represents 2.83% of the outstanding shares of Common Stock of the Issuer.

Impala Nominees Limited’s beneficial ownership of 2,481,360 shares of Common Stock represents 10.89% of the outstanding shares of Common Stock of the Issuer.

The 3,055,775 shares of Common Stock deemed to be beneficially owned by Paul Harold Brown represent 13.41% of the outstanding shares of Common Stock of the Issuer.

These percentages are based upon the 20,303,030 shares of common stock outstanding on the date hereof, with each Reporting Person’s percentage calculated pursuant to Rule 13d-3.

CUSIP No.	291658 10 2	Page 7 of 9

After giving effect to the voting rights on the date hereof of 353,100 shares of common stock underlying 7,062 currently outstanding shares of Series C Convertible Preferred Stock, 819,987 shares of common stock underlying 819,987 currently outstanding shares of Series F Convertible Preferred Stock and 2,481,360 shares of common stock underlying 1,688 currently outstanding shares of Series G Convertible Preferred Stock, each Reporting Person’s percentage of the Issuer’s voting securities is as follows:

Sofisco Nominees Limited’s beneficial ownership of 574,416 shares of Common Stock represents 2.40% of the voting shares of Common Stock of the Issuer.

Impala Nominees Limited’s beneficial ownership of 2,481,360 shares of Common Stock represents 9.38% of the voting shares of Common Stock of the Issuer.

The 3,055,775 shares of Common Stock deemed to be beneficially owned by Paul Harold Brown represent 11.56% of the voting shares of Common Stock of the Issuer.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

None of Paul Harold Brown, Sofisco Nominees Limited or Impala Nominees Limited has the sole power to vote or direct the vote of any shares of Common Stock.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Paul Harold Brown has the shared power to vote or direct the vote of 3,055,775 shares of Common Stock. Sofisco Nominees Limited has the shared power to vote or direct the vote of 574,416 shares of Common Stock. Impala Nominees Limited has the shared power to vote or direct the vote of 2,481,360 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of shares of Common

None of Paul Harold Brown, Sofisco Nominees Limited or Impala Nominees Limited has the sole power to dispose or direct the disposition of any shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Paul Harold Brown has the shared power to dispose or direct the disposition of 3,055,775 shares of Common Stock. Sofisco Nominees Limited has the shared power to dispose or direct the disposition of 574,416 shares of Common Stock. Impala Nominees Limited has the shared power to dispose or direct the disposition of 2,481,360 shares of Common Stock.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No.	291658 10 2	Page 8 of 9

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  October 3, 2008

/s/ Paul Brown

Paul Brown

Sofisco Nominees Limited

By:	/s/ Paul Brown
Paul Brown, Director

Impala Nominees Limited

By:	/s/ Paul Brown
Paul Brown, Director